UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

JIVE SOFTWARE, INC.

(Name of Subject Company)

JIVE SOFTWARE, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

47760A108

(CUSIP Number of Class of Securities)

Elisa Steele

Chief Executive Officer

Jive Software, Inc.

300 Orchard City Drive, Suite 100

Campbell, California 95008

(669) 282-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael Ringler Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Lisa Jurinka General Counsel Jive Software, Inc. 300 Orchard City Drive, Suite 100 Campbell, California 95008 (669) 282-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Jive Software, Inc., a Delaware corporation (“Jive” or the “Company”), with the Securities and Exchange Commission on May 12, 2017, relating to the tender offer by Wave Systems Corp., a Delaware corporation (“Parent”), and Jazz MergerSub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of Jive common stock for $5.25 per share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2017, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. All page references are to pages in the Schedule 14D-9.

Item 8.	Additional Information.

The third paragraph on page 45 of the Schedule 14D-9 under the heading “Antitrust” is hereby amended and restated as follows:

“Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Offer on May 8, 2017, beginning the HSR waiting period, which was scheduled to expire on May 23, 2017. Jive filed a Premerger Notification and Report Form on May 12, 2017. The required waiting period with respect to the Offer under the HSR Act expired on May 23, 2017 at 11:59 pm Eastern time. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JIVE SOFTWARE, INC.

By:	/s/ Bryan LeBlanc
Name: Bryan LeBlanc Title: EVP and Chief Financial Officer

Dated: May 24, 2017